Sit Dividend Growth Fund[1]

Class I (SDVGX)
Class S (SDVSX)
Inception 12/31/03

	Class I	Class S
Net Asset Value Per Share		
9/30/06:	$12.81	$12.80
6/30/06:	$12.26	$12.26
Total Net Assets (Million)	$28.3	$3.9
Weighted Avg. Market Cap	$73.9 Billion	

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

Total Returns (%)

Sit Dividend Growth Fund

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	4.94%	5.22%	13.80%	n/a	n/a	11.68%
S&P 500 Index	5.67	4.14	10.79	n/a	n/a	8.84
Class S[1]	4.85	5.13	n/a	n/a	n/a	n/a
S&P 500 Index	5.67	4.14	n/a	n/a	n/a	n/a
Cumulative Total Returns (%)*						
Class I	4.94%	5.22%	13.80%	n/a	n/a	35.52%
S&P 500 Index	5.67	4.14	10.79	n/a	n/a	26.24
Class S[1]	4.85	5.13	n/a	n/a	n/a	5.13
S&P 500 Index	5.67	4.14	n/a	n/a	n/a	4.14

** As of 9/30/06*
*** Not Annualized*
**** Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 20.9
Health Technology 12.7
Producer Manufacturing 12.7
Consumer Non-Durables 9.4
Energy Minerals 8.5
Sectors Less than 5% 30.7
Cash and Other Net Assets 5.1

Top Five Stock Holdings

1. General Electric Co.
2. United Technologies Corp.
3. Citigroup, Inc.
4. Marathon Oil Corp.
5. Procter & Gamble Co.

Total Number of Holdings: 81

[1] Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available before this date for this Class. The annual returns shown for the Class I shares for this Fund would be substantially similar to the Class S because both classes of shares are invested in the same portfolio of securities. Annual returns will differ only to the extent that the classes do not have the same expenses. Specifically, the performance shown for the Class I shares does not reflect the 0.25% 12b-1 distribution fee that is charged to Class S shares.

Sit Balanced Fund

(SIBAX)
Inception 7/1/94

Net Asset Value
9/30/06: $15.47 Per Share
6/30/06: $15.14 Per Share

Total Net Assets
$11.8 Million

Portfolio Managers
Eugene C. Sit, CFA
Peter L. Mitchelson, CFA
Bryce A. Doty, CFA

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Avg. Annual Total Returns (%)*			
3 Month**	2.73%	5.67%	3.81%
6 Month**	0.79	4.14	3.73
1 Year	5.28	10.79	3.67
5 Years	4.94	6.97	4.81
10 Years	6.04	8.59	6.42
Inception	7.44	10.58	6.21
Cumulative Total Returns (%)*			
1 Year	5.28%	10.79%	3.67%
5 Years	27.26	40.07	26.48
10 Years	79.81	127.90	86.31
Inception	149.64	260.56	115.61

**As of 9/30/06*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 0.7%
Bonds 34.6%
Equities 64.7%

Top Five Stock Holdings

1. General Electric Co.
2. Microsoft Corp.
3. Citigroup, Inc.
4. Schlumberger, Ltd.
5. Franklin Resources, Inc.

Total Number of Holdings: 80

Investment Outlook and Strategy Summary *by Peter L. Mitchelson, CFA, Vice-Chairman*



During the third quarter, most major U.S. equity and fixed income benchmarks recorded positive returns. These favorable trends have continued in the fourth quarter even while evidence has been accumulating that the economy is slowing. An update of the prospects for the economy and financial markets is provided below.

Economic Outlook

The first estimate of third quarter annualized real Gross Domestic Product growth was weaker than expected at +1.6 percent, a noticeable deceleration compared to the second quarter's +2.6 percent pace. Declines in residential investment and inventory accumulation, along with deterioration in net exports (due to strong import growth), caused the slowdown. These weaker sectors were partially offset by stronger consumer spending (which accelerated to a +3.1 percent rate compared to +2.6 percent in 2Q06) and business spending.

Looking ahead to the current quarter, recent data have been mixed. Consumer spending remains solid, buttressed by healthy employment gains (in some cases aided by revisions of prior data), but the business sector shows some signs of slowing and housing continues on a downward cycle. As the slowdown in housing persists, more industries are citing it as a cause for moderating orders activity. Although housing is a relatively small portion of total GDP, we continue to monitor the possible longer-term negative effects of its current cycle. All in all, our near-term forecast is a slight pick up in fourth quarter real GDP and full-year 2006 growth in excess of +3 percent, in line with the country's long-term average.

Slower economic activity has led to deceleration in some inflation measures, particularly those with meaningful energy components since the price of crude oil has declined by nearly $20 per barrel from its July peak. The total Consumer Price Index 12-month rate of change through October was +1.3 percent, down from +4.3 percent as recently as June. This is good news from the perspective of the Federal Reserve, which has been concerned about underlying inflation pressures, as well as for investors since inflation is a key variable in the valuation of equity and fixed income markets.

Fixed Income

During the third quarter of 2006, investor sentiment regarding the intentions of the Federal Reserve shifted to one of less restrictive policy as the Fed left the 5.25 percent federal funds rate unchanged on two successive occasions. This opinion changed after the October 25th FOMC meeting in that, in addition to leaving the benchmark interest rate unchanged again, the Fed reiterated its commitment to focus on fighting inflation at the expense of economic growth. As a result, U.S. Treasury yields fell, particularly for longer maturities.

Wall Street economists are currently split on whether the Fed's next move will be to increase or decrease the federal funds rate target as well as on the direction of long-term interest rates in general. Key aspects in the deliberations are whether the effects of the weaker housing market and ebbing productivity will be offset by the positives of lower energy prices and reasonable wage growth. We believe the lagged impact of two years of interest rate hikes combined with the likelihood of reduced corporate profitability will cause the Federal Reserve to lower its target rate sooner rather than later. As such, we have positioned taxable fixed income portfolios less defensively and increased durations slightly. Municipal security portfolios continue to seek opportunities to extend duration further at higher yield levels.

Equity Markets

The Democratic takeover of Congress in the recent midterm election was unexpected and financial market reaction has been constrained so far. Beyond common ground, divided government and narrow Democrat majorities in both the House and Senate will make it difficult for action on any controversial policies.

Year-to-date total returns of major U.S. equity indices have exceeded +10 percent, fueled by stronger-than-expected profit growth, relatively stable long-term interest rates and signs of receding inflationary pressures. In fact, the S&P 500 Index has achieved a record 18 consecutive quarters of more than +10 percent operating earnings growth. As shown in the insert, aggregate corporate profit margins have also achieved record levels, boosted by profits in the energy sector as well as strong measures by all companies to strive for high productivity.


Pretax Corporate Profits as a Percent of Nominal GDP

Since corporate profit margins rise and fall with the economy, could the expected decline in margins in 2007 have a negative impact on stock prices? Based on a variety of statistical studies, the answer is "not necessarily." One particular study by The Bank Credit Analyst examined performance of the S&P 500 Index after nine profit margin peaks dating back to 1950. In six of the nine periods studied, the S&P 500 rose one year after the margin peak and in eight of nine periods the benchmark rose two years after the peak. The period in which the stock market fell after the peak in profit margin was in 1973-74 when inflation was high and rising. The factors enabling stock prices to rise even in the face of margin compression appear to be lower inflation and low interest rates. Every cycle is different and the factors impacting performance vary significantly over time.

The outcome of the elections has not caused any major shifts in portfolio structure in Sit Mutual Funds' equity portfolios. Three sectors that might be impacted by the change in political power are pharmaceuticals (pricing practices), financials (government-sponsored enterprises, life insurance and mortgages) and energy (taxes, alternative energy). We continue to pursue strategies that feature diversification and an emphasis on above-average earnings growth. Largest sector weights are being maintained in the traditional growth areas of technology and healthcare complemented by opportunistic use of firms experiencing cyclical growth as well as strong dividend growth. In this latter connection, the Sit Dividend Growth Fund will achieve three years of successful operation at the end of 2006. It has been an important addition to the Sit Mutual Funds for investors seeking a combination of current income and long-term appreciation potential.

Sit Mutual Funds Performance Summary: Third Quarter 2006

Equity Funds

Following a mid-year correction, most major equity indices bounced back in the third quarter of 2006. Key factors contributing to the renewed enthusiasm for stocks include a decline in energy prices, a pause in the Federal Reserve's string of interest rate increases, and continued strong corporate profits. Stocks remain attractive based on valuation and our view that, despite some moderation in growth, the U.S. economy will remain strong enough to support further gains in corporate earnings.

During the quarter, large capitalization stocks outpaced their mid and small cap peers by a considerable margin. In fact, the S&P 500 Index outperformed the Russell 2000 Index by over 500 basis points in the quarter. Although value indices outperformed growth stocks for the full period, growth stocks fared better in the final two months of the quarter. While corporate earnings have been surprisingly strong thus far in 2006, we believe broad-based "upside" surprises are less likely going forward given our expectation for a significant slowing in GDP growth over the next several quarters. While a slowdown in earnings may result in greater volatility in the market in the near- to intermediate term, we do not see this as a major impediment to higher overall stock prices. This is because a slower economy should lead to stable (or modestly lower) interest rates which, in turn, should translate into higher price-to-earnings ratios for equities.

We believe that attractive relative earnings growth and valuations support a sustained period of outperformance for growth stocks for the remainder of the year, and our investment strategy and sector positioning reflect this view. Specifically, we remain overweighted in sectors expected to post above-average earnings growth over the near- to intermediate-term, including technology, health care, and producer manufacturing. We recently trimmed our longstanding overweight in the energy sector based on near-term headwinds, but we believe that the long-term supply/demand outlook remains highly favorable for energy and our portfolios remain overweighted in this sector relative to benchmarks. Consumer durables, utilities, and finance sectors remain underweighted.

In addition to our expectation for a continued improving economic backdrop for growth stocks, we believe that investors will continue to favor financially-strong, stable growth companies capable of generating both consistent earnings and dividend growth over time. This trend should continue to particularly benefit the Sit Dividend Growth Fund, which posted strong returns in the most recent quarter and year-to-date.

The Sit international equity funds rebounded in the third quarter with emerging markets leading the way. Latin American and Israeli holdings were the top contributors to the Funds, primarily due to stock selection. In contrast to the second quarter, the holdings in Eastern Europe rebounded strongly, providing positive stock selection in emerging markets. Telecommunication and technology stocks also performed well for the quarter.

Even with the market volatility, our international investment strategy remains virtually unchanged from last quarter. Our investments are in a broad range of high, conservative, and consistent growth firms, favoring companies with exposure to emerging markets. We emphasize growth of free cash flow, as we believe it indicates company quality, fiscal discipline, and capacity to increase dividends. Overweighted sectors include consumer staples, energy, health care, and technology where we focus investments on companies with competitive advantages. In particular, we believe traditional growth sectors such as technology and healthcare will provide sustainable earnings growth going forward.

In developed markets, we continue to move our focus from dollar-denominated/pegged assets towards European currencies and the Japanese yen, as we believe the U.S. dollar will continue to weaken in the long term against other major currencies. Therefore, we are targeting a decreased weight in Asia, increased exposure to Europe, and continued overweight in Japan.

In emerging markets, Asia continues to be the largest regional weight, and we have significant exposure to Latin America and Eastern Europe. We favor consumer consumption and infrastructure development stocks within these regions.

Fixed Income

A dramatic shift in bond yields and investor sentiment occurred during the third quarter. After 17 consecutive rate increases, the Fed left the federal funds rate unchanged at both its August and September meetings, suggesting that the end of the current rate tightening cycle may be near. In response, Treasury bond yields fell approximately 0.45% while Treasury bill yields fell approximately 0.20%.

The Sit U.S. Government Securities Fund underperformed its benchmark during the quarter due to its shorter duration. The performance was positively influenced by its position in collateralized mortgage obligations, which exceeded the returns of the index due to its income advantage. The Fund's holdings in agency mortgage pass-through securities and government bonds, which did not experience price appreciation in line with the entire bond market, detracted from performance.

Municipal yields also dropped substantially during the quarter. Although municipal yields are approaching historic lows, they remain attractive fixed-income investments on an after-tax basis.

The Sit Tax-Free Funds gave back some of their year-to-date outperformance during the quarter, but the Minnesota and Florida Tax-Free Funds have outperformed on a year-to-date basis. The Minnesota Tax-Free Fund kept pace with its benchmark during the quarter while continuing to benefit from security selections and a lack of higher yielding Minnesota issues. Although the Florida Tax-Free Fund benefited from its shorter than benchmark duration through the first half of 2006, this was the main cause of underperformance during the third quarter. The Sit Tax-Free Income Fund's positions in hospital, education, and industrial revenue bonds outperformed during the quarter and year-to-date periods; however, this aggregate outperformance was more than offset by the underperformance in the Fund's multi-family housing holdings.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Indices.

Sit Large Cap Growth Fund
(SNIGX)
Inception 9/2/82

Portfolio Managers
Eugene D. Sit, CFA
Peter L. Mitchelson, CFA
Roger J. Sit
Ronald D. Sit, CFA

Net Asset Value
9/30/06: $38.29 Per Share
6/30/06: $37.60 Per Share

Total Net Assets
$100.5 Million

Weighted Avg. Mkt. Cap
$74.9 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Avg. Annual Total Returns (%)*			
3 Month**	1.84%	3.94%	5.05%
6 Month**	-0.44	-0.12	3.31
1 Year	6.05	6.04	10.24
5 Years	5.16	4.42	7.64
10 Years	5.20	5.46	8.75
Inception***	10.90	11.80	13.43
Cumulative Total Returns (%)*			
1 Year	6.05%	6.04%	10.24%
5 Years	28.60	24.14	44.51
10 Years	66.08	70.09	131.33
Inception***	1109.07	1370.75	1983.03

*As of 9/30/06
**Not Annualized
***On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 14.8
Health Technology 12.0
Electronic Technology 11.1
Producer Manufacturing 9.8
Energy Minerals 9.0
Technology Services 7.3
Retail Trade 6.2
Consumer Services 5.0
Sectors Less Than 5% 19.8
Cash and Other Net Assets 5.0

Top Five Stock Holdings
1. General Electric Co.
2. Citigroup, Inc.
3. Franklin Resources Inc.
4. Valero Energy Corp.
5. Microsoft Corp.

Total Number of Holdings: 82

Sit Mid Cap Growth Fund
(NBNGX)
Inception 9/2/82

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
9/30/06: $12.98 Per Share
6/30/06: $13.01 Per Share

Total Net Assets
$185.8 Million

Weighted Avg. Mkt. Cap
$11.6 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Mid Cap™ Growth Index	Russell Mid Cap™ Index
Avg. Annual Total Returns (%)*			
3 Month**	-0.23%	0.89%	2.11%
6 Month**	-4.28	-3.85	-0.52
1 Year	4.93	7.03	9.57
5 Years	9.15	12.01	14.81
10 Years	5.63	8.20	11.95
Inception	13.45	n/a	n/a
Cumulative Total Returns (%)*			
1 Year	4.93%	7.03%	9.57%
5 Years	54.95	76.31	99.46
10 Years	72.90	119.84	209.06
Inception	1991.01	n/a	n/a

*As of 9/30/06
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 13.5
Technology Services 11.8
Electronic Technology 11.2
Finance 10.7
Energy Minerals 8.0
Producer Manufacturing 7.7
Sectors Less than 6% 32.0
Cash and Other Net Assets 5.1

Top Five Stock Holdings
1. Celgene Corp.
2. XTO Energy, Inc.
3. Coach, Inc.
4. Caremark Rx, Inc.
5. Cognizant Tech. Solutions Corp.

Total Number of Holdings: 85

Sit Small Cap Growth Fund
(SSMGX)

Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
9/30/06: $31.88 Per Share
6/30/06: $33.46 Per Share

Total Net Assets
$97.9 Million

Weighted Avg. Mkt. Cap
$2.9 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Avg. Annual Total Returns (%)*			
3 Month**	-4.72%	-1.75%	0.44%
6 Month**	-9.56	-8.88	-4.61
1 Year	1.89	5.88	9.92
5 Years	8.19	10.15	13.77
10 Years	7.96	4.03	9.06
Inception	12.66	7.19	10.87
Cumulative Total Returns (%)*			
1 Year	1.89%	5.88%	9.92%
5 Years	48.23	62.15	90.65
10 Years	115.18	48.44	138.04
Inception	331.22	134.34	254.20

*As of 9/30/06
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 16.0
Electronic Technology 13.1
Technology Services 9.8
Industrial Services 9.7
Energy Minerals 8.7
Finance 8.2
Producer Manufacturing 7.8
Health Services 6.0
Sectors Less than 4% 19.4
Cash and Other Net Assets 1.3

Top Five Stock Holdings

1. Affiliated Managers Group, Inc.
2. Celgene Corp.
3. Frontier Oil Corp.
4. Amylin Pharmaceuticals Inc.
5. Citrix Systems, Inc.

Total Number of Holdings: 98

Sit Science and Technology Growth Fund
(SISTX)

Inception 12/31/97

Portfolio Managers
Eugene C. Sit, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Mark A. Pepper

Net Asset Value
9/30/06: $10.13 Per Share
6/30/06: $10.02 Per Share

Total Net Assets
$12.8 Million

Weighted Avg. Mkt. Cap
$37.5 Billion

Total Returns (%)

	Sit Science & Technology Growth Fund	NYSE Arca Tech 100 Index	Nasdaq Composite Price Index
Avg. Annual Total Returns (%)*			
3 Month**	1.10%	5.95%	3.98%
6 Month**	-6.98	-4.96	-3.48
1 Year	-1.65	1.50	4.95
3 Years	5.90	10.46	8.12
5 Years	0.67	9.94	8.54
Inception	0.51	12.75	4.24
Cumulative Total Returns (%)*			
1 Year	-1.65%	1.50%	4.95%
3 Years	18.76	34.77	26.38
5 Years	3.38	60.64	50.67
Inception	4.55	185.94	43.81

*As of 9/30/06
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology 36.7
Health Technology 30.5
Technology Services 27.4
Producer Manufacturing 2.4
Cash and Other Net Assets 3.0

Top Five Stock Holdings

1. Google, Inc.
2. Apple Computer, Inc.
3. Cisco Systems, Inc.
4. Celgene Corp.
5. Genentech, Inc.

Total Number of Holdings: 59

Sit International Growth Fund

(SNGRX)

Inception 11/1/91

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Net Asset Value
9/30/06: $15.70 Per Share
6/30/06: $15.48 Per Share

Total Net Assets
$34.9 Million

Weighted Avg. Mkt. Cap
$62.7 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Avg. Annual Total Returns (%)*			
3 Month**	1.42%	2.31%	3.93%
6 Month**	-0.06	2.58	4.65
1 Year	14.16	16.68	19.16
5 Years	6.31	12.38	14.26
10 Years	2.06	4.18	6.82
Inception	5.35	4.73	7.20
Cumulative Total Returns (%)*			
1 Year	14.16%	16.68%	19.16%
5 Years	35.78	79.25	94.78
10 Years	22.62	50.65	93.41
Inception	117.79	99.35	182.44

*As of 9/30/06
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 26.3
Health Technology 9.9
Consumer Non-Durables 7.6
Energy Minerals 7.0
Sectors Less than 6% 48.1
Cash and Other Net Assets 1.1

Portfolio Structure by Region



Europe 49.9 67.0
Asia 39.4 33.0
Other 9.6 0.0
Cash & Other Net Assets 1.1 0.0
Sit Int'l Growth Fund
Morgan Stanley EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Mitsubishi UFJ Financial Group, Inc.
4. Sumitomo Financial Group
5. Veolia Environment

Total Number of Holdings: 94

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Raymond E. Sit

Net Asset Value
9/30/06: $18.24 Per Share
6/30/06: $17.38 Per Share

Total Net Assets
$13.8 Million

Weighted Avg. Mkt. Cap
$56.1 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Avg. Annual Total Returns (%)*			
3 Month**	4.95%	4.10%	6.01%
6 Month**	1.67	-1.22	-0.08
1 Year	20.74	17.67	20.59
5 Years	20.79	25.36	24.51
10 Years	5.30	4.94	n/a
Inception	5.18	4.03	n/a
Cumulative Total Returns (%)*			
1 Year	20.74%	17.67%	20.59%
5 Years	157.11	209.53	199.28
10 Years	67.63	61.91	n/a
Inception	85.70	62.40	n/a

*As of 9/30/06
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology 16.7
Finance 13.2
Energy Minerals 12.3
Communications 11.7
Non-Energy Minerals 11.0
Utilities 8.3
Sectors Less than 6% 23.1
Cash and Other Net Assets 3.7

Portfolio Structure by Region



Asia 61.1 53.4
Latin America 23.4 19.2
Europe 6.0 15.6
Africa/Middle East 5.8 11.8
Cash and Other Net Assets 3.7 0.0
Sit Dev. Mkts. Growth Fund
Morgan Stanley Emerging Mkts. Index

Top Five Stock Holdings

1. Samsung Electronics
2. America Movil, A.D.R.
3. Petroleo Brasliero
4. Reliance Industries, Ltd., G.D.R.
5. NII Holdings, Inc.

Total Number of Holdings: 76

Sit Investment Associates

Mutual Funds Newsletter

Fall 2006



A Few Words from Gene Sit

Eugene C. Sit, CFA
Chairman

The November elections provided no real surprises and should not significantly impact the market. With consumer confidence at a four-year high, a stable U.S. dollar, low unemployment and core inflation levels, investors continue their aggressive strategies reflected in stock market indices' gains. Most experts expect slow growth, but no recession, in the year ahead.

As a result of the Democrat victories in national and local elections, we can expect initiatives to raise taxes for high-income individuals and ease the burden on middle-income taxpayers in the form of property tax reductions and consumer tax phase backs. Expect other Democrat initiatives to include proposals to increase the minimum wage and to provide more government-paid health care (Medicaid). It is difficult to predict which of these initiatives will succeed, although the minimum wage is likely to be increased.

Also in question are policies Democrats will propose relative to the Iraq War and terrorism. The threat of increased terrorist activity continues to be a primary concern for investors. Major acts of terrorism would significantly impact global markets.

Democrat dominance in both chambers of Congress will make it difficult for President Bush to carry out his initiatives, which appear to have weak public support. Political differences between the legislative and executive branches could lead to gridlock.

There is no immediate concern about fiscal policy changes as the legislature moves from Republican to Democrat leadership. The Bush tax cuts will remain in place through 2010, but there is little chance a Democrat-led House and Senate will support President Bush's fiscal policies thereafter.

Shareholder 25th Anniversary Celebration

Testing the capacity of The Edina Country Club at our shareholder event this year, approximately 380 guests and staff gathered to mark Sit Mutual Funds' 25th anniversary on October 23, 2006.

Speakers on the program this year were Directors Sidney Jones and Bill Frenzel, who shared their insights about the economy and upcoming midterm elections. Dr. Jones doesn't believe a recession is imminent, but anticipates near-term "slower" U.S. economic growth. Former Congressman Frenzel identified key voter issues -- the Iraq War, congressional and presidential performance, government corruption, and terrorism -- that would likely result in a Democrat majority in both the House and possibly the Senate. He stated that voters favor Democrat positions on most of these issues, but they are more confident in the Republican stance on terrorism.

Chairman Gene Sit presented the Funds' economic/investment outlook and strategy for the near and long term. Concurring with Dr. Jones, Gene forecasts a near-term sluggish economy attributable to higher interest rates, elevated energy prices, which are expected to stabilize around \$50-\$60 per barrel, and a slowing housing market. The Fed's commitment to controlling inflation is a significant component in the slow growth rate.

Slow economic growth is also anticipated in the long-term, which Sit projected in the +3% range domestically. He expects global growth will average +2.5%, but China should average around +7%. After achieving neutral rate levels, monetary policies will be generally stable; and longer-term rates will move higher and yield spreads will widen.

Our investment strategy is to maintain our relatively defensive bond portfolio structures and to emphasize intermediate, high-quality bonds. Our stock portfolios emphasize the health technology, electronic technology and services, and energy sectors, and we are moving to increase our exposure in the financial sector.

Gene Sit moderated a panel of portfolio managers that included Peter Mitchelson, Mike Brilley and Roger Sit who answered guests' questions about the Funds, and world and economic issues

After the panel discussion, guests and staff gathered for a cocktail reception and dinner. Following dinner, Sid Jones read a proclamation issued by Sit Mutual Funds' Board of Directors that commended Sit Investment Associates on the successful management of Sit Mutual Funds throughout its 25 years. Gene Sit and Peter Mitchelson, in particular, were lauded for their vision and courageous leadership in establishing and developing the Firm into a successful organization with positive values. The Board recognized the Firm's many contributions to the investment management sector and the community. Praise was delivered for the many benefits to shareholders, clients, and employees resulting from the Chairman and Vice-Chairman's commitment to hard work and integrity.

The Board formally asserted their recognition and respect for the principles on which the Firm was founded and continues to operate.

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Net Asset Value
9/30/06: $10.50 Per Share
6/30/06: $10.38 Per Share

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Total Net Assets: $218.5 Million
30-Day SEC Yield: 4.92%
12-Month Distribution Rate: 4.39%
Average Maturity: 22.1 Years
Effective Duration: 2.8 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	2.30%	2.92%	3.38%
6 Month**	2.74	3.24	n/a
1 Year	3.40	3.54	2.88
5 Years	3.31	3.70	3.81
10 Years	5.13	5.63	5.49
Inception	6.63	6.81	6.40
Cumulative Total Returns (%)*			
1 Year	3.40%	3.54%	2.88%
5 Year	17.68	19.95	20.56
10 Years	64.87	72.85	70.67
Inception	246.24	257.93	231.90

*As of 9/30/06
**Not Annualized

Portfolio Structure by Sector



FNMA Pass-Through 31.8
Collateralized Mortgage Obligations 29.6
FHLMC Pass-Through 15.8
GNMA Pass-Through 14.5
U.S. Treasury 7.3
Sectors less than 5.0% 0.3
Cash & Other Net Assets 0.7

Estimated Average Life Profile



0.7%
83.2%
14.7%
0%
1.4%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Net Asset Value
9/30/06: $9.74 Per Share
6/30/06: $9.62 Per Share

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Total Net Assets: $361.9 Million
30-Day SEC Yield: 4.26%
Tax Equivalent Yield: 6.55%[1]
12-Month Distribution Rate: 3.85%
Average Maturity: 13.6 Years
Duration to Est. Avg. Life: 3.7 Years[2]
Implied Duration: 3.8 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	2.24%	2.58%	3.43%
6 Month**	2.16	2.68	n/a
1 Year	3.39	3.01	4.75
5 Years	3.60	3.82	4.91
10 Years	4.64	4.83	5.37
Inception	5.91	5.85	6.46
Cumulative Total Returns (%)*			
1 Year	3.39%	3.01%	4.75%
5 Years	19.37	20.62	27.09
10 Years	57.41	60.34	68.77
Inception	181.56	178.44	208.76

*As of 9/30/06
**Not Annualized

Portfolio Structure by Sector



Insured 26.5
Hospital/Health Care 20.3
Other Revenue 13.2
Multifamily Mortgage Revenue 11.5
Education/Student Loan 7.6
Industrial/Pollution Control 6.0
Sectors less than 5.0% 10.6
Cash & Other Net Assets 4.3

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	2.1
BBB	2.9
BB	3.6
<BB	0.0
Total	8.6%



Not Rated 8.6%
Other Assets & Liabilities 4.3%
AAA 32.2%
Less Than BBB 0.8%
BBB 32.3%
AA 2.8%
A 19.0%

[1] For individuals in the 35% federal tax bracket.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
9/30/06: $10.22 Per Share
6/30/06: $10.07 Per Share

Total Net Assets: $273.2 Million
30-Day SEC Yield: 4.37%
Tax Equivalent Yield: 7.30%[1]
12-Month Distribution Rate: 4.11%
Average Maturity: 14.0 Years
Duration to Est. Avg. Life: 4.1 Years[2]
Implied Duration: 3.8 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	2.54%	2.58%	3.05%
6 Month**	3.12	2.68	n/a
1 Year	4.80	3.01	4.08
5 Years	4.67	3.82	4.71
10 Years	4.93	4.83	5.08
Inception	5.22	4.83	4.93
Cumulative Total Returns (%)*			
1 Year	4.80%	3.01%	4.08%
5 Years	25.65	20.62	25.87
10 Years	61.83	60.34	64.18
Inception	92.24	83.25	85.47

*As of 9/30/06
**Not Annualized

Portfolio Structure by Sector



Multifamily Mortgage Revenue 22.6
Hospital/Health Care 21.9
Insured 9.5
Education/ Student Loan 8.9
Other Revenue 7.7
Industrial/Pollution Control 6.5
ETM/ PRE-REF 6.4
Sectors less than 5.0% 12.8
Cash & Other Net Assets 3.7

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	1.8%
AA	0.9
A	9.1
BBB	15.1
BB	7.3
<BB	0.2
Total	34.4%



Other Assets & Liabilities 3.7%
AAA 21.1%
Not Rated 34.4%
AA 11.4%
A 11.7%
Less Than BBB 3.5%
BBB 14.2%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Florida Tax-Free Income Fund

(SFLIX)

Inception 12/31/03

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
9/30/06: $10.01 Per Share
6/30/06: $9.90 Per Share

Total Net Assets: $3.9 Million
30-Day SEC Yield: 4.17%
Tax Equivalent Yield: 6.42%[1]
12-Month Distribution Rate: 3.48%
Average Maturity: 12.5 Years
Duration to Est. Avg. Life: 2.8 Years[2]
Implied Duration: 3.3 Years[2]

Total Returns (%)

	Sit FL Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper FL Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	2.02%	2.58%	3.27%
6 Month**	2.29	2.68	n/a
1 Year	3.85	3.01	4.76
3 Years	n/a	n/a	n/a
5 Years	n/a	n/a	n/a
Inception	3.20	2.32	4.15
Cumulative Total Returns (%)*			
1 Year	3.85%	3.01%	4.76%
3 Years	n/a	n/a	n/a
5 Years	n/a	n/a	n/a
Inception	9.04	6.50	11.84

*As of 9/30/06
**Not Annualized

Portfolio Structure by Sector



Insured 43.8
Multifamily Mortgage Revenue 20.4
Other Revenue 18.6
Hospital/Health Care 8.4
Sectors less than 5.0% 6.8
Cash & Other Net Assets 2.0

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	0.0
BBB	1.7
BB	17.4
Total	19.1%



Not Rated 19.1%
Other Assets & Liabilities 2.0%
BBB 15.6%
AAA 46.4%
A 13.2%
AA 3.7%

[1] For individuals in the 35% federal tax bracket.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

SIT BOND FUNDS - Third Quarter Review
Period ended September 30, 2006

Sit Money Market Fund

(SNIXX)

Inception 11/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
9/30/06: $1.00 Per Share
6/30/06: $1.00 Per Share

Total Net Assets: $54.8 Million
7-Day Current Annualized Yield: 4.76%[1]
12-Month Distribution Rate: 4.88%[1]

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Avg. Annual Total Returns (%)*			
3 Month**	1.20%	1.27%	1.19%
6 Month**	2.32	2.55	n/a
1 Year	4.25	4.67	4.16
5 Years	1.87	2.30	1.83
10 Years	3.49	3.71	3.45
Inception	3.76	4.01	3.71
Cumulative Total Returns (%)*			
1 Year	4.25%	4.67%	4.16%
5 Years	9.71	12.03	9.52
10 Years	40.90	43.89	40.35
Inception	61.05	66.20	60.10

**As of 9/30/06*
***Not Annualized*

Portfolio Structure by Sector


Diversified Finance 16.4
Financial Services 14.0
Asset-Backed Securities 12.3
Consumer Loan Finance 10.1
Consumer Non-Durables 9.8
Captive Equipment Finance 5.9
Insurance 5.5
Sectors less than 5.5% 22.1
Cash & Other Net Assets 3.9

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.


First Tier Securities 100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

[1]The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

2006 Year-End Distribution Estimates

Mutual funds are required to distribute net realized capital gains and income each year. We will pay these amounts this year on December 15th (to shareholders of record on December 14th). This year's distribution estimates are provided in the box below. As always, the Sit Fixed-Income Funds pay regular monthly income distributions. No capital gain distributions are expected for the Fixed-Income Funds.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that will pay taxable capital gains or income. This form will not be produced for accounts with holdings in our Small Cap and Science and Technology Growth Funds because they will not have any undistributed capital gains or income.

2006 Year-End Distribution Estimates

Sit Mutual Fund	Per Share Estimate	Type of Distribution
Mid Cap Growth	$0 - $0.02	Income
Small Cap Growth	$0	
Balanced	$0.06 - $0.09	Income
Dividend Growth	$0.04 - $0.07	Income
Dividend Growth	$0.02 - $0.04	Short-term Capital Gain
Dividend Growth	$0.12 - $0.19	Long-term Capital Gain
Science & Technology Growth	$0	
Large Cap Growth	$0.18 - $0.28	Income
International Growth	$0.11 - $0.21	Income
Developing Markets Growth	$0.02 - $0.08	Income
U.S. Government Securities	$0	
Tax-Free Income	$0	
Minnesota Tax-Free Income	$0	
Florida Tax-Free Income	$0	

New regulations now require fund companies to report tax-exempt interest to the IRS. Form 1099-INT will be used for this purpose, and it will replace the Statement of Tax-Exempt Interest. The new reporting requirement does not change the existing tax status of municipal bond interest.

2007 Investment Seminars Scheduled

Sit Mutual Funds will offer five seminars in winter and spring 2007. We've scheduled each seminar at two venues and times for your convenience. The morning sessions will be held at The Edina Country Club located at 5100 Wooddale Avenue in Edina, Minnesota. The afternoon sessions will be held in downtown Minneapolis at our offices on the 33rd floor of the IDS Center located at 80 S. 8th Street.

Seminar topics and dates can be found on the back of this newsletter and on our website at www.sitfunds.com.

A continental breakfast will be served to guests attending the 7:30 a.m. session and a boxed lunch will be served at the noon sessions. The seminars are free and open to everyone, but reservations are required. **To reserve your spot, contact Denise Johnson at 612.359.2533 or 800.332.5580, extension 533 or e-mail her at ddj@sitinvest.com.**

Pension Protection Act of 2006 *by Steve Benjamin, CEBS, CRPC*

The Pension Protection Act of 2006 (PPA) was signed into law by President Bush on August 17, 2006. PPA – the largest and most comprehensive retirement plan bill passed in 32 years – includes a number of significant tax incentives and retirement plan enhancements that will affect millions of Americans. The following is a summary of some of the law's major provisions.

EGTRRA Changes Made Permanent

The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) contained many favorable enhancements to IRAs and retirement plans that were set to expire in 2011. PPA makes these changes permanent including:

- Increased IRA and retirement plan contribution limits
- "Catch up" contributions for IRAs and retirement plans
- Roth 401(k) and Roth 403(b) deferral options
- Faster vesting for matching contributions
- Expanded rollover options when moving retirement plan assets
- Tax credit for small employers that start a retirement plan
- Tax credit for contributions made to an IRA or retirement plan

Tax-Free IRA Withdrawals

In 2006 and 2007, individuals age 70½ and older can make tax-free distributions from a Traditional or Roth IRA for charitable purposes. The IRA distribution must be paid directly to a public charity and there is a limit of $100,000 per year. Since the distribution is not considered taxable income, a tax deduction cannot be taken for the charitable contribution. The distribution is considered part of an IRA owner's required minimum distribution. If an IRA consists of deductible and non-deductible contributions, amounts attributable to deductible contributions are deemed to be distributed first.

Non-spouse Rollover to an IRA

A nonspouse beneficiary of a deceased participant's retirement plan account can move the assets to a "Beneficiary" IRA beginning in 2007. (Previously, rollovers were restricted to spouse beneficiaries only.) The plan assets must move directly from a retirement plan to a Beneficiary IRA; the assets cannot be distributed to a nonspouse beneficiary and then rolled over to an IRA within 60 days. The new IRA must be maintained as a Beneficiary IRA and the nonspouse beneficiary may not move the assets into their own IRA or retirement plan. The assets are subject to IRA beneficiary distribution requirements.

Increased IRA Phaseout Limits

Next year, income phaseout limits relating to Traditional IRA contribution deductibility and Roth IRA contribution eligibility will be indexed for inflation in $1,000 increments. This will allow more Americans to receive a tax benefit when contributing to an IRA.

"Qualified Reservist" Distributions

Members of the U.S. military reserves called to active duty for at least 180 days can take penalty-free distributions from a Traditional IRA, Roth IRA, 403(b) or 401(k) plan. If a statute of limitations would prevent a reservist from receiving a tax credit or refund for an early withdrawal penalty tax paid in the years before PPA's enactment, PPA overrides the rule if the claim for the tax credit or refund is filed within one year of PPA's enactment. Reservists may recontribute the withdrawal amount to an IRA within two years after the end of their duty.

529 Plans

PPA permanently extends favorable federal tax treatment of qualified distributions and other benefits of college savings 529 plans, which had been set to expire in 2011.

Limited IRA Make-up Contributions

Employees participating in 401(k) plans of certain bankrupt employers can make additional IRA contributions (up to $3,000 per year) above the annual IRA contribution limit, effective only for tax years 2007 through 2009. An employee must have been a plan participant six months before the bankruptcy case was filed. An employee making these additional contributions cannot make "catch up" contributions in their current retirement plan.

Direct Rollover to a Roth IRA

Beginning in 2008, individuals earning less than $100,000 may roll 401(k), 403(b) or 457 plan distributions directly to a Roth IRA, instead of to a Traditional IRA first. The distribution is taxable but not subject to a 10% penalty tax. With the passage of TIPRA last May, the $100,000 income limitation for converting to a Roth IRA goes away in 2010.

Faster Vesting

Next year, vesting schedules for profit sharing contributions must accelerate. An employer may select from one of two vesting schedules for its employees, as shown below.

Profit Sharing Vesting Schedules for 2007 and Later

	Years of Service	Vested Percentage
Cliff Vesting Schedule	0-2	0%
	3+	100%
Graded Vesting Schedule	0-1	0%
	2	20%
	3	40%
	4	60%
	5	80%

If you have questions about PPA provisions, please call Steve Benjamin at 612-359-2554 or 888-748-3863. Or attend his seminar on February 28th.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Important Information

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

PRESORTED
STANDARD
U.S. POSTAGE
PAID
MINNEAPOLIS, MN
PERMIT NO. 4444



Gene Sit cuts anniversary cake at the shareholder 25-Year celebration.

In this issue,

2007 Investment Seminars

Attend one or more of our investment seminars at The Edina Country Club (7:30 - 8:30 AM) or in our offices in the IDS Center (12:00 - 1:00 PM). Each seminar is offered at both locations on the scheduled dates. Guests are welcome. Breakfast or lunch will be served. Seminars are free, but reservations are required.

January 24th **ENOUGH IS ENOUGH! HOW TO GET YOUR FINANCIAL HOUSE IN ORDER**
Make good on that New Year's resolution and get organized. We'll help you organize all of your finances -- and all that paper -- in a strategic way and develop a plan to strengthen your net worth.

NEW! **February 28th** **HIGHLIGHTS OF THE PENSION PROTECTION ACT OF 2006**
Learn how this bill, the most comprehensive in 32 years, will impact you and your retirement.

March 28th **THE ABC'S OF INVESTING AND MUTUAL FUNDS**
Attend this seminar to learn some of the fundamentals of investing, how mutual funds work, and how to build an investment portfolio.

NEW! **April 25th** **RAISING FINANCIALLY SAVVY KIDS IN A SPENDTHRIFT SOCIETY**
Attend this seminar to gain ideas and insights into how grade schoolers, teenagers and young adults can be taught important principles of handling money in today's consumer age.

May 23rd **HELP! I WANT TO BE ABLE TO RETIRE SOMEDAY...BUT HOW?**
Imagine going on a 20 or 30 year vacation. Now imagine how you'll pay for it. Learn how to estimate how much money you will need at retirement, how to develop a plan to reach your goals, and some tax saving strategies.

Contact Denise Johnson to reserve your spot.
612-359-2533/800-332-5580, ext. 533 or ddj@sitinvest.com